UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Monster Worldwide, Inc.

(Name of Subject Company and Filing Person (Issuer))

Jay P. Ferguson, Jr.

Chief Legal Officer

Randstad North America, Inc.

3625 Cumberland Blvd., Suite 600

Atlanta, GA 30339

(770) 937-7112

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of Filing Persons)

Copies to:

R. Kenneth Boehner, Esq.

Joel May, Esq.

Jones Day

1420 Peachtree Street, Suite 800

Atlanta, Georgia 30309

(404) 581-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$136,406,423.61	$15,810.00

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the purchase price of the 3.50% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is calculated as the sum of (i) $133,750,000, representing 100% of the principal amount of the Notes outstanding as of November 1, 2016, plus (ii) $650,173.61, representing accrued and unpaid interest to, but excluding, the repurchase date, plus (iii) $2,006,250, representing the fundamental change repurchase premium of $15.00 per $1,000 principal amount of the Notes.

**	$15,577.00 was paid at the time of the original filing of the Schedule TO and $233.00 is being paid concurrent with the filing of this Amendment No. 1 to the Schedule TO.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,577.00	Filing Party: Monster Worldwide, Inc.
Form or Registration No.: Schedule TO (File No. 005-49641)	Date Filed: November 2, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Monster Worldwide, Inc., a Delaware corporation (the “Company”), on November 2, 2016 (as amended and supplemented, the “Schedule TO”), relating to the Company’s offer to purchase for cash (the “Offer”) any and all of its outstanding 3.50% Convertible Senior Notes due 2019 (the “Notes”) upon the terms and subject to the conditions set forth in the Fundamental Change Company Notice, Make-Whole Fundamental Change Company Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated November 2, 2016, previously filed as Exhibit (a)(1) to the Schedule TO (the “Notice”), as amended or supplemented herewith. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

This Amendment No. 1 incorporates by reference certain sections of the Notice specified below in response to Items 1, 4, 7 and 12 of this Amendment No. 1, as more particularly described below. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Notice.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

Page ii of the Notice is hereby amended by the deleting the second bullet in its entirety and replacing it with the following bullet:

“• Under the Indenture, the Company shall pay a repurchase price, payable in cash, equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date. On November 17, 2016, the Company announced that it will offer holders a premium of $15.00 per $1,000 principal amount of Notes validly tendered and not properly withdrawn pursuant to the Offer (the “Fundamental Change Repurchase Premium”). The fundamental change repurchase price to be paid by the Company for Notes validly tendered and not properly withdrawn is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date, plus the Fundamental Change Repurchase Premium (collectively, the “Fundamental Change Repurchase Price”). The increase in the Fundamental Change Repurchase Price is still intended to satisfy Section 15.02(c) of the Indenture and qualify as a Fundamental Change Offer to repurchase the Notes. Holders that validly tender and do not properly withdraw their Notes in the Offer will be entitled to receive the Fundamental Change Repurchase Price, which includes the Fundamental Change Repurchase Premium, in an amount equal to $1,019.8611 per $1,000 principal amount.”

Page iv of the Notice is hereby amended by deleting the fourth paragraph and table following in their entirety and replacing them with the following paragraph and table:

“In contrast, for Notes that you validly tender pursuant to the Offer (and do not properly withdraw), you will be entitled to receive the following amount, which reflects a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date of December 5, 2016, plus the Fundamental Change Repurchase Premium of $15.00 per $1,000 principal amount of Notes validly tendered and not properly withdrawn:

Securities	Cash
$1,000 principal amount of Notes	$1,019.8611	”

Page 2 of the Notice is hereby amended by deleting the paragraphs under the section “How much is the Company offering to pay and what is the form of payment?” in their entirety and replacing them with the following paragraphs:

“Under the Indenture, the Company shall pay on December 5, 2016 (the “Fundamental Change Repurchase Date”), a repurchase price, payable in cash, equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date. On November 17, 2016, the Company announced that it will offer holders a premium of $15.00 per $1,000 principal amount of Notes validly tendered and not properly withdrawn pursuant to the Offer (the “Fundamental Change Repurchase Premium”). The fundamental change repurchase price to be paid by the Company for Notes validly tendered and not properly withdrawn is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date, plus the Fundamental Change Repurchase Premium (collectively, the “Fundamental Change Repurchase Price”).

The amount of interest accrued and unpaid per $1,000 principal amount of the Notes from October 15, 2016, the last interest payment date prior to the Fundamental Change Repurchase Date, to, but excluding, the Fundamental Change Repurchase Date is expected to be approximately $4.8611. (Page 8)

On and after the Fundamental Change Repurchase Date (unless there shall be a Default in the payment of the Fundamental Change Repurchase Price), interest on Notes validly tendered for repurchase and not properly withdrawn shall cease to accrue, and all rights of the Holders of such Notes shall terminate, other than the right to receive the Fundamental Change Repurchase Price.”

Page 2 of the Notice is hereby amended by deleting the first sentence of the first paragraph under the section “How is the Offer being financed?” in its entirety and replacing it with the following sentence:

“The total amount of funds required to repurchase all of the Notes outstanding as of September 30, 2016 pursuant to the Offer, and to pay related fees and expenses, is estimated to be approximately $136,626,483 (assuming 100% of the outstanding principal amount of Notes outstanding as of September 30, 2016 were validly tendered and accepted for payment and none of the outstanding principal amount of Notes was surrendered for conversion).”

Page 5 of the Notice is hereby amended by deleting the seventh paragraph and table following under the section “Are my Notes currently convertible?” in their entirety and replacing them with the following paragraph and table:

“In contrast, for Notes that you validly tender pursuant to the Offer (and do not properly withdraw), you will be entitled to receive the following amount, which reflects a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date of December 5, 2016, plus the Fundamental Change Repurchase Premium of $15.00 per $1,000 principal amount of Notes validly tendered and not properly withdrawn:

Securities	Cash
$1,000 principal amount of Notes	$1,019.8611	”

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

Item 4 of the Schedule TO, to the extent such Item 4 incorporates by reference the information contained in the Notice, is hereby amended and supplemented by the information set forth under Item 1, which information is incorporated herein by reference.

Page 8 of the Notice is hereby amended by deleting the first, second, third and fourth paragraphs, including the table, under the section “2.2 Fundamental Change Repurchase Price” in their entirety and replacing them with the following paragraphs:

“Pursuant to the terms of the Indenture and the Notes, the Company shall, on the Fundamental Change Repurchase Date, pay a repurchase price, payable in cash, equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date. On November 17, 2016, the Company announced that it will offer holders the Fundamental Change Repurchase Premium of $15.00 per $1,000 principal amount of Notes validly tendered and not properly withdrawn pursuant to the Offer. The Fundamental Change Repurchase Price to be paid by the Company for Notes validly tendered and not properly withdrawn is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date, plus the Fundamental Change Repurchase Premium.

The amount of interest accrued and unpaid per $1,000 principal amount of the Notes from October 15, 2016, the last interest payment date prior to the Fundamental Change Repurchase Date, to, but excluding, the Fundamental Change Repurchase Date is expected to be approximately $4.8611.

Accordingly, for Notes that you validly tender pursuant to the Offer (and do not properly withdraw), you will be entitled to receive the following amount, which reflects the Fundamental Change Repurchase Price:

Securities	Cash
$1,000 principal amount of Notes	$1,019.8611

On and after the Fundamental Change Repurchase Date (unless there shall be a Default in the payment of the Fundamental Change Repurchase Price), interest on Notes validly tendered for repurchase and not properly withdrawn shall cease to accrue, and all rights of the Holders of such Notes shall terminate, other than the right to receive the Fundamental Change Repurchase Price.”

Page 8 of the Notice is hereby amended by deleting the seventh paragraph under the section “2.2 Fundamental Change Repurchase Price” in its entirety and replacing it with the following paragraph:

“The right to receive 100% of the principal amount of Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date is based solely on the requirements of the Indenture and Notes and bears no relationship to the market price of the Notes. On November 17, 2016, the Company announced that it will offer holders the Fundamental Change Repurchase Premium of $15.00 per $1,000 principal amount of Notes validly tendered and not properly withdrawn pursuant to the Offer. Thus, the Fundamental Change Repurchase Price may be significantly higher or lower than the market price of the respective Notes on the Fundamental Change Repurchase Date.”

Page 9 of the Notice is hereby amended by deleting the eighth paragraph and table following under the section “2.3 Conversion Rights of the Notes” in their entirety and replacing them with the following paragraph and table:

“In contrast, for Notes that you validly tender pursuant to the Offer (and do not properly withdraw), the Company estimates that you will be entitled to receive the following amount, which reflects a repurchase price of 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date of December 5, 2016, plus the Fundamental Change Repurchase Premium of $15.00 per $1,000 principal amount of Notes validly tendered and not properly withdrawn:

Securities	Cash
$1,000 principal amount of Notes	$1,019.8611	”

Page 14 of the Notice is hereby amended by deleting the first sentence of the first paragraph under the section “11. Source and Amount of Funds” in its entirety and replacing it with the following sentence:

“The total amount of funds required to repurchase all of the Notes outstanding as of September 30, 2016 pursuant to the Offer, and to pay related fees and expenses, is estimated to be approximately $136,626,483 (assuming 100% of the outstanding principal amount of Notes outstanding as of September 30, 2016 were validly tendered and accepted for payment and none of the outstanding principal amount of Notes was surrendered for conversion).”

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Notice, is hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit below Exhibit (a)(5): “(a)(5)(i) Press Release issued by the Company on November 17, 2016.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2016

MONSTER WORLDWIDE, INC.

By:	/s/ Linda Galipeau
Linda Galipeau President

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)	Fundamental Change Company Notice, Make-Whole Fundamental Change Company Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase to Holders of the 3.50% Convertible Senior Notes due 2019, dated November 2, 2016.*

(a)(5)	Press Release issued by the Company on November 2, 2016.*

(a)(5)(i)	Press Release issued by the Company on November 17, 2016.

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 22, 2014, among the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on October 22, 2014).

(d)(2)	First Supplemental Indenture, dated as of October 31, 2016, among the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on November 1, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

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